SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated October 26, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Alexa Ventures Inc.

Date: October 26, 1999                              Mr. Gerry A. Racicot
                                                    President

                                     [LOGO]
                                      ALEXA
                                  VENTURES INC.

PRESS RELEASE
October 26, 1999

--------------------------------------------------------------------------------

                                     TSE:AXA
                                  OTC BB:ALVEF

Gerry Racicot, president and CEO, is pleased to announce that the company has received conditional approval from the Toronto Stock Exchange to change its name from Alexa Ventures Inc. to Eiger Technologies Inc.

This name change reflects and emphasis the company's current change of business development, strategy and its latest acquisition. The company feels that the Eiger name is best suited for the future development of the company's mission in positioning itself as a dominant player in the Internet market and computer related electronics. Our acquisition of Eiger has provided our company with a major business platform with a strong line of quality market oriented products.

Eiger (www.eigerlabs.com), is a leading U.S. consumer brand name, which sells the MP Man, Eiger's introductory portable MP 3 player and enjoys strong relationships with major retailers including Onsale.com, Egghead.com, Amazon,com and Home Shopping Network which are successful internet EC companies and Cable company respectively. The company has also formed a promotional alliance with Juno Online Services, anyone subscribing to a one year subscription with Juno will receive $120.00 mail-in rebate when purchasing the MP Man player from Eiger.

Eiger is also the primary supplier of Fax modems to the increasingly popular line of Emachine, and internet computers currently being sold in North America and S.E. Asia.

Eiger's research and development team continues to work with our manufacturing facility to enhance products, including the next generations of the MP3 Player as well as the ADSL Modem being launched in November of 1999.

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

       THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY
                                 OF THIS RELEASE

--------------------------------------------------------------------------------

                                 818 Erie Street
                           Stratford, Ontario N4Z 1A2
        Tel: (519) 273-0503 Fax: (519) 273-1684 Tor. Tel: (905) 454-8880